                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant
                 to Rules 13d-1(a) and Amendments thereto Filed
                            Pursuant to Rule 13d-2(a)

                               (Amendment No. 4)*

                         WORLDPORT COMMUNICATIONS, INC.
          ------------------------------------------------------------
                                (Name of issuer)

                    Common Stock, par value $0.0001 per share
          ------------------------------------------------------------
                         (Title of class of securities)

                                  98155 J 10 5
                     ---------------------------------------
                                 (CUSIP number)

                                    COPY TO:
                                  R. G. Barrett
                      J O Hambro Capital Management Limited
                                   Ryder Court
                                 14 Ryder Street
                            London SW1Y 6QB, England
                               011-44-207-747-5640
       --------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                October 15, 2002
            --------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                           Note. Schedules filed in paper format shall include a
                  signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 36 Pages)

------------------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                            -------------
CUSIP No. 98155 J 10 5                                              Page 2 of 36
-----------------------                                            -------------

                                  SCHEDULE 13D

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      J O Hambro Capital Management Limited
      No IRS Identification Number
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      WC

------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      England

------------------------------------------------------------------------------
NUMBER OF            7.   SOLE VOTING POWER
SHARES                    0
                   -----------------------------------------------------------
BENEFICIALLY         8.   SHARED VOTING POWER
OWNED BY                  9,367,869
                   -----------------------------------------------------------
EACH                 9.   SOLE DISPOSITIVE POWER
REPORTING                 0
                   -----------------------------------------------------------
PERSON               10.  SHARED DISPOSITIVE POWER
WITH                      9,367,869
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,367,869
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [_]
      CERTAIN SHARES*
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      24.0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      IA, CO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                            -------------
CUSIP No. 98155 J 10 5                                              Page 3 of 36
-----------------------                                            -------------

                                  SCHEDULE 13D

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      J O Hambro Capital Management Group Limited
      No IRS Identification Number
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      WC

------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      England

------------------------------------------------------------------------------
NUMBER OF            7.   SOLE VOTING POWER
SHARES                    0
                   -----------------------------------------------------------
BENEFICIALLY         8.   SHARED VOTING POWER
OWNED BY                  9,367,869
                   -----------------------------------------------------------
EACH                 9.   SOLE DISPOSITIVE POWER
REPORTING                 0
                   -----------------------------------------------------------
PERSON               10.  SHARED DISPOSITIVE POWER
WITH                      9,367,869
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,367,869
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [_]
      CERTAIN SHARES*
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      24.0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      HC, CO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                            -------------
CUSIP No. 98155 J 10 5                                              Page 4 of 36
-----------------------                                            -------------

                                  SCHEDULE 13D

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      American Opportunity Trust plc
      No IRS Identification Number
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      WC

------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      England

------------------------------------------------------------------------------
NUMBER OF            7.   SOLE VOTING POWER
SHARES                    0
                   -----------------------------------------------------------
BENEFICIALLY         8.   SHARED VOTING POWER
OWNED BY                  1,924,000
                   -----------------------------------------------------------
EACH                 9.   SOLE DISPOSITIVE POWER
REPORTING                 0
                   -----------------------------------------------------------
PERSON               10.  SHARED DISPOSITIVE POWER
WITH                      1,924,000
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,924,000
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [_]
      CERTAIN SHARES*
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      4.9%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      IV, CO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                              ------------
CUSIP No. 98155 J 10 5                                              Page 5 of 36
----------------------                                              ------------
                                  SCHEDULE 13D

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      Christopher Harwood Bernard Mills
      No IRS Identification Number
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      WC

------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      England

------------------------------------------------------------------------------
NUMBER OF             7.  SOLE VOTING POWER
SHARES                    0
                   -----------------------------------------------------------
BENEFICIALLY          8.  SHARED VOTING POWER
OWNED BY                  9,367,869
                   -----------------------------------------------------------
EACH                  9.  SOLE DISPOSITIVE POWER
REPORTING                 0
                   -----------------------------------------------------------
PERSON               10.  SHARED DISPOSITIVE POWER
WITH                      9,367,869
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,367,869
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [_]
      CERTAIN SHARES*
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      24.0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                              ------------
CUSIP No. 98155 J 10 5                                              Page 6 of 36
----------------------                                              ------------
                                  SCHEDULE 13D

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      The Trident North Atlantic Fund
      No IRS Identification Number
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      WC

------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

------------------------------------------------------------------------------
NUMBER OF             7.  SOLE VOTING POWER
SHARES                    0
                   -----------------------------------------------------------
BENEFICIALLY          8.  SHARED VOTING POWER
OWNED BY                  1,087,500
                   -----------------------------------------------------------
EACH                  9.  SOLE DISPOSITIVE POWER
REPORTING                 0
                   -----------------------------------------------------------
PERSON               10.  SHARED DISPOSITIVE POWER
WITH                      1,087,500
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,087,500
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [_]
      CERTAIN SHARES*
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      2.8%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      IV, CO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                              ------------
CUSIP No. 98155 J 10 5                                              Page 7 of 36
----------------------                                              ------------
                                  SCHEDULE 13D

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      The Trident European Fund
      No IRS Identification Number
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      WC

------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

------------------------------------------------------------------------------
NUMBER OF             7.  SOLE VOTING POWER
SHARES                    0
                   -----------------------------------------------------------
BENEFICIALLY          8.  SHARED VOTING POWER
OWNED BY                  1,051,500
                   -----------------------------------------------------------
EACH                  9.  SOLE DISPOSITIVE POWER
REPORTING                 0
                   -----------------------------------------------------------
PERSON               10.  SHARED DISPOSITIVE POWER
WITH                      1,051,500
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,051,500
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [_]
      CERTAIN SHARES*
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      2.7%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      IV, CO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                           ------------------------------
CUSIP No. 98155 J 10 5                               Page 8 of 36
-----------------------                           ------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    Oryx International Growth Fund Limited
    No IRS Identification Number
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [_]
                                                            (b)   [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                       [_]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Guernsey (Channel Islands)

--------------------------------------------------------------------------------
NUMBER OF            7.   SOLE VOTING POWER
SHARES                    0
                     -----------------------------------------------------------
BENEFICIALLY         8.   SHARED VOTING POWER
OWNED BY                  625,000
                     -----------------------------------------------------------
EACH                 9.   SOLE DISPOSITIVE POWER
REPORTING                 0
                     -----------------------------------------------------------
PERSON               10.  SHARED DISPOSITIVE POWER
WITH                      625,000
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    625,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
    CERTAIN SHARES*
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    1.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IV, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                     -------------------
CUSIP No. 98155 J 10 5                                         Page 9 of 36
------------------------                                     -------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    Consulta (Channel Islands) Limited
    No IRS Identification Number
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [_]
                                                               (b)   [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                [_]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Guernsey  (Channel Islands)

--------------------------------------------------------------------------------
                            7.  SOLE VOTING POWER
NUMBER OF                       0
SHARES                      ----------------------------------------------------
BENEFICIALLY                8.  SHARED VOTING POWER
OWNED BY                        625,000
EACH                        ----------------------------------------------------
REPORTING                   9.  SOLE DISPOSITIVE POWER
PERSON                          0
WITH                        ----------------------------------------------------
                            10. SHARED DISPOSITIVE POWER
                                625,000
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    625,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [_]
    CERTAIN SHARES*
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    1.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IA, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                           --------------
CUSIP No. 98155 J 10 5                                             Page 10 of 36
-----------------------                                           --------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      North Atlantic Smaller Companies Investment Trust plc
      No IRS Identification Number
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     [_]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      England

--------------------------------------------------------------------------------
NUMBER OF        7.    SOLE VOTING POWER
SHARES                 0
                ----------------------------------------------------------------
BENEFICIALLY     8.    SHARED VOTING POWER
OWNED BY               1,743,000
                ----------------------------------------------------------------
EACH             9.    SOLE DISPOSITIVE POWER
REPORTING              0
                ----------------------------------------------------------------
PERSON           10.   SHARED DISPOSITIVE POWER
WITH                   1,743,000
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,743,000
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                [_]
      CERTAIN SHARES*
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      4.5%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                           --------------
CUSIP No. 98155 J 10 5                                             Page 11 of 36
-----------------------                                           --------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      Growth Financial Services Limited
      No IRS Identification Number
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     [_]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      England

--------------------------------------------------------------------------------
NUMBER OF        7.    SOLE VOTING POWER
SHARES                 0
                ----------------------------------------------------------------
BENEFICIALLY     8.    SHARED VOTING POWER
OWNED BY               1,743,000
                ----------------------------------------------------------------
EACH             9.    SOLE DISPOSITIVE POWER
REPORTING              0
                ----------------------------------------------------------------
PERSON           10.   SHARED DISPOSITIVE POWER
WITH                   1,743,000
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,743,000
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                [_]
      CERTAIN SHARES*
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      4.5%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               AMENDMENT NO. 4 TO
                            STATEMENT ON SCHEDULE 13D

        This Amendment No. 4 to Statement on Schedule 13D (the "Amendment") is filed on behalf of the Filing Parties (defined below). This Amendment amends the Amendment No. 3 on Schedule 13D filed by certain of the Filing Parties with the Securities and Exchange Commission (the "SEC") on September 20, 2002 pursuant to a joint filing agreement dated as of October 20, 2000. The Filing Parties first filed with the SEC a statement on Schedule 13G with respect to the common stock, par value $0.0001 per share of Worldport Communications, Inc. on May 26, 2000. The initial statement was subsequently amended on June 13, 2000, August 24, 2000, October 20, 2000, June 14, 2001, February 14, 2002, April 12, 2002, May
14, 2002, June 14, 2002 and September 20, 2002.

Item 1. Security Issuer.

        The class of equity securities to which this Amendment relates is the common stock, par value $0.0001 per share (the "Common Stock") of Worldport Communications, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 975 Weiland Road, Suite 150, Buffalo Grove, Illinois 60089.

Item 2. Identity and Background.

        2 (a-c,f).

        I. Filing Parties:

        This Amendment is filed on behalf of the following ten persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro Capital Management Group Limited ("J O Hambro Group"), formerly named J O Hambro Capital Management (Holdings) Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Group functions as the ultimate holding company for J O Hambro Capital Management Limited.

2. J O Hambro Capital Management Limited ("J O Hambro Capital Management"), formerly named J O Hambro & Partners Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to North Atlantic Smaller Companies Investment Trust plc ("NASCIT") and American Opportunity Trust plc ("American Opportunity Trust") and as investment adviser to Oryx International Growth Fund Limited ("Oryx"), The Trident North Atlantic Fund ("Trident North Atlantic") and The Trident European Fund ("Trident European"), as well as to private clients.

3. Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as executive director of NASCIT and American Opportunity Trust, as a director of J O Hambro Capital Management, Trident North Atlantic, and Oryx, and as co-investment adviser to NASCIT and American Opportunity Trust.

4. American Opportunity Trust, formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

5. Growth Financial Services Limited ("GFS"), formerly named Growth Investment Management Limited, is a corporation organized under the laws of England with its principal office at 77 Middle Street, Brockham, Surrey RH3 7HL England and with its principal business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. GFS has undertaken to provide the services of Christopher Harwood Bernard Mills to NASCIT.

6. NASCIT, formerly named Consolidated Venture Trust plc, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. NASCIT is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to NASCIT.

7. Oryx is a corporation organized under the laws of the Island of Guernsey with its principal office and business at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Oryx is a closed-end investment company. J O Hambro Capital Management serves as investment adviser to Oryx and Consulta serves as investment manager to Oryx.

8. Consulta (Channel Islands) Limited ("Consulta") is a corporation organized under the laws of the Island of Guernsey with its principal office and business at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Consulta is principally engaged in the business of investment management and advising and serving as investment manager to Oryx.

9. Trident North Atlantic is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at P.O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated mutual fund. Christopher Harwood Bernard Mills serves as a director of Trident North Atlantic and J O Hambro Capital Management serves as an investment adviser to Trident North Atlantic.

10. Trident European is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at P.O. Box 309 Ugland House, George Town, Grand Cayman, Cayman Islands. Trident European is a publicly-held regulated mutual fund. J O Hambro Capital Management serves as an investment adviser to Trident European.

II.  Control Relationships:

     J O Hambro Capital Management is a wholly-owned subsidiary of J O Hambro Group.

     Christopher Harwood Bernard Mills owns 99% of the equity of GFS, and serves as a director of J O Hambro Capital Management and Trident North Atlantic, and as executive director of NASCIT and American Opportunity Trust.

III. Executive Officers and Directors:

     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

     (d) Criminal Proceedings

     During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Civil Securities Law Proceedings

     During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The Filing Parties used their working capital funds to purchase the shares of Common Stock of the Company to which this Amendment relates.

     The amount of funds used to date to acquire the Common Stock is approximately $21,881,204 (exclusive of brokerage fees and commissions).

Item 4. Purpose of Transaction.

     The Filing Parties acquired the shares of Common Stock of the Company identified in this filing (the "Shares") for investment purpose. Cognizant of the Company's current circumstances as disclosed in its annual report and other public disclosures, the Filing Parties have observed that (i) the Company has sold or discontinued all or substantially all operations,

(ii) the Company has significant cash resources, (iii) the Company faces a number of contingent liabilities, the exact amount and timing of which may be difficult to gauge, (iv) the Company's ability to invest net cash during the period pending resolution of contingent liabilities and winding up of the affairs and operations of various subsidiaries may be subject to significant restrictions arising out of the potential risk that the Company could be characterized as an investment company subject to regulation under the Investment Company Act of 1940, (v) the Company believes that it is, under current circumstances, obliged to invest its cash resources in readily marketable, interest-bearing securities yielding a limited rate of return, (vi) the trading price of the Company's Common Stock has in recent periods traded at levels below net asset levels after taking into account reserves for identified contingent liabilities and after taking into account the amount of cash that would be required to redeem preferred shares and (vii) voting control of the Company is held by officers, directors and affiliates of the Company.

     The Filing Parties believe that the current market valuation of the Common Stock does not fully reflect the inherent value of the Company's net assets. The Filing Parties believe that the Company's long-term value could be enhanced by making strategic investments and acquisitions, rather than maintaining its current practice of investing its cash resources primarily in readily marketable interest-bearing securities. Furthermore, the Filing Parties have come to believe that the Company, its Board of Directors (the "Board") and other stockholders should consider thoroughly, potential opportunities to enhance shareholder value through, among other options, a restructuring or recapitalization of the Company to provide the Company greater flexibility in making strategic investments and acquisitions for the period required to finalize winding up of operations of its subsidiaries and resolution of contingent liabilities and other matters. Thus, the Filing Parties are in the process of considering and developing plans or proposals which relate to or could result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Therefore, future acquisitions of the Company's Common Stock, if any, may be for the purpose of, among other things, effecting one or more actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. In light of the current ownership profile of the Company, the Filing Parties recognize that such actions would likely require support from the Company and its controlling stockholder constituencies.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

                                                                         Number of        Number of
                                                      Number of           Shares:        Shares: Sole
                                     Aggregate         Shares:            Shared          or Shared
                                     Number of       Sole Power          Power to          Power to        Approximate
          Filing Party                 Shares          to Vote             Vote             Dispose        Percentage*
------------------------------------------------------------------------------------------------------------------------
J O Hambro Group                      9,367,869             0            9,367,869         9,367,869           24.0%
J O Hambro Capital Management         9,367,869             0            9,367,869         9,367,869           24.0%
Christopher H.B. Mills                9,367,869             0            9,367,869         9,367,869           24.0%
American Opportunity Trust            1,924,000             0            1,924,000         1,924,000            4.9%
GFS                                   1,743,000             0            1,743,000         1,743,000            4.5%
NASCIT                                1,743,000             0            1,743,000         1,743,000            4.5%
Oryx                                    625,000             0              625,000           625,000            1.6%
Consulta                                625,000             0              625,000           625,000            1.6%
Trident North Atlantic                1,087,500             0            1,087,500         1,087,500            2.8%
Trident European                      1,051,500             0            1,051,500         1,051,000            2.7%
------------------------------------------------------------------------------------------------------------------------

     * Based on 39,087,252 shares of Common Stock, par value $0.0001 per share, outstanding as of August 9, 2002, which is based on information reported in the Company's 10Q/A, for the period ended June 30, 2002.

     (c) In the time since Amendment No. 3 on Schedule 13D was filed by certain of the Filing Parties on September 20, 2002, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

                Worldport Communications, Inc.                Trades since last filing
                                                              Price
       Filing Party             Date         No. of Shares    (US$)          Broker

American Opportunity Trust     9/23/02          80,000         0.43         Wachovia

     All of the above transactions were effected on the open market and were purchases.

     (d) The private clients of J O Hambro Capital Management have an economic interest in the dividends from, and the proceeds of sales of, the Common Stock beneficially owned by J O Hambro Capital Management. The shareholders of NASCIT and American Opportunity Trust have an economic interest in the dividends from, and the proceeds of sales of, the Common Stock beneficially owned by NASCIT and American Opportunity Trust, respectively.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          As co-investment advisers to NASCIT, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of the Common Stock of the Company pursuant to an agreement entered into among NASCIT, GFS and Christopher Harwood Bernard Mills and an agreement entered into between NASCIT and J O Hambro Capital Management, each dated as of January 7, 1993, respectively.

          As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of the Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

     Item 7. Material to be Filed as Exhibits.

     Previously Filed.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: October 21, 2002

                                           J O HAMBRO CAPITAL MANAGEMENT LIMITED



                                           By: /s/ C. H. B. Mills
                                              --------------------------
                                               Name:      C. H. B. Mills
                                               Title:     Director
                                               Executed on behalf of the
                                               parties hereto pursuant to the
                                               Joint Filing Agreement, as
                                               previously filed.

                                   Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Group Limited ("J O Hambro Group") as of the date hereof.


Name:                         James Daryl Hambro
                              (Chairman)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Chairman, J O Hambro Capital Management

Name:                         Christopher Harwood Bernard Mills
                              (Director)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Executive Director, NASCIT
                              Executive Director, American Opportunity Trust
                              Director, J O Hambro Capital Management

Name:                         Nichola Pease
                              (Director and Chief Executive)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Director and Chief Executive, J O Hambro Capital
                              Management

Name:                         Basil Postan
                              (Director)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Director, J O Hambro Capital Management

Name:                         Malcolm Robert King
                              (Director)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Director, J O Hambro Capital Management

Name:                         Graham Warner
                              (Director)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Director, J O Hambro Capital Management

Name:                         Robert George Barrett
                              (Director)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Director, J O Hambro Capital Management

Name:                         Nicholas James Measham
                              (Director)
Citizenship:                  British
Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England
Principal Occupation:         Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited ("J O Hambro Capital Management") as of the date hereof.

Name:                          James Daryl Hambro
                               (Managing Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Managing Director, J O Hambro Capital Management

Name:                          Christopher Harwood Bernard Mills
                               (Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Executive Director, NASCIT
                               Executive Director, American Opportunity Trust
                               Director, J O Hambro Capital Management

Name:                          Malcolm Robert King
                               (Director)
Citizenship:                   British
Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England
Principal Occupation:          Director, J O Hambro Capital Management

Name:                               Nichola Pease
                                    (Director)
Citizenship:                        British
Business Address:                   J O Hambro Capital Management LimitedRyder
                                    Court14 Ryder StreetLondon SW1Y 6QBEngland
Principal Occupation:               Director and Chief Executive, J O Hambro
                                    Capital Management

Name:                               Basil Postan
                                    (Director)
Citizenship:                        British
Business Address:                   J O Hambro Capital Management Limited
                                    Ryder Court
                                    14 Ryder Street
                                    London SW1Y 6QB
                                    England
Principal Occupation:               Director, J O Hambro Capital Management

Name:                               Robert George Barrett
                                    (Director)
Citizenship:                        British
Business Address:                   J O Hambro Capital Management Limited
                                    Ryder Court
                                    14 Ryder Street
                                    London SW1Y 6QB
                                    England
Principal Occupation:               Director, J O Hambro Capital Management

Name:                               Nicholas James Measham
                                    (Director)
Citizenship:                        British
Business Address:                   J O Hambro Capital Management Limited
                                    Ryder Court
                                    14 Ryder Street
                                    London SW1Y 6QB
                                    England
Principal Occupation:               Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.

Name:                           R. Alexander Hammond-Chambers
                                (Chairman)
Citizenship:                    British
Business Address:               29 Rutland Square
                                Edinburgh EH1 2BW
                                Scotland
Principal Occupation:           Non-executive director

Name:                           Christopher Harwood Bernard Mills
                                (Executive Director)
Citizenship:                    British
Business Address:               Ryder Court
                                14 Ryder Street
                                London SW1Y 6QB
                                England
Principal Occupation:           Executive Director, American Opportunity Trust
                                Executive Director, NASCIT
                                Director, J O Hambro Capital Management

Name:                           John Gildea
                                (Director)
Citizenship:                    USA
Business Address:               Gildea Management Company/1/
                                537 Steamboat Road
                                Greenwich, Connecticut 06830
Principal Occupation:           Managing Director, Gildea Management Company

Name:                           The Hon. James J. Nelson
                                (Director)
Citizenship:                    British

_______________
/1/ Gildea Management Company is principally engaged in the investment management business.

Business Address:                  Foreign & Colonial Ventures/2/
                                   4th Floor
                                   Berkeley Square House
                                   Berkeley Square
                                   London W1X 5PA
                                   England
Principal Occupation:              Director, Foreign & Colonial Ventures

Name:                              Iain Tulloch
                                   (Director)
Citizenship:                       British
Business Address:                  Murray Johnstone Ltd./3/
                                   7 West Nile Street
                                   Glasgow G2 2PX
                                   Scotland
Principal Occupation:              Director, Murray Johnstone Ltd.

Name:                              Philip Ehrman
                                   (Director)
Citizenship:                       British
Business Address:                  Gartmore Investment Management Ltd./4/
                                   Gartmore House
                                   16-18 Monument Street
                                   London EC3R 8AJ
                                   England
Principal Occupation:              Investment Manager, Gartmore Investment
                                   Management Ltd.

_____________
/2/ Foreign & Colonial Ventures is principally engaged in the investment management business.

/3/ Murray Johnstone Ltd. is principally engaged in the investment management business.

/4/ Gartmore Investment Management Limited is principally engaged in the investment management business.

The following table sets forth certain information concerning each of the directors and executive officers of Growth Financial Services Limited ("GFS") as of the date hereof.

Name:                             Christopher Harwood Bernard Mills/5/
                                  (Director)
Citizenship:                      British
Business Address:                 Ryder Court
                                  14 Ryder Street
                                  London SW1Y 6QB
                                  England
Principal Occupation:             Executive Director, NASCIT
                                  Executive Director, American Opportunity Trust
                                  Director, J O Hambro Capital Management

Name:                             Ivan Alexander Shenkman
                                  (Director)
Citizenship:                      British
Residence:                        34 Royal Crescent
                                  London W11
                                  England
Principal Occupation:             Consultant

______________
/5/ GFS is controlled by Christopher Mills who owns 99% of the share capital.

The following table sets forth certain information concerning each of the directors and executive officers of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") as of the date hereof.

Name:                            Christopher Harwood Bernard Mills
                                 (Executive Director)
Citizenship:                     British
Business Address:                North Atlantic Smaller Companies Investment
                                 Trust plc
                                 Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England
Principal Occupation:            Executive Director, NASCIT
                                 Executive Director, American Opportunity Trust
                                 Director, J O Hambro Capital Management

Name:                            Enrique Foster Gittes
                                 (Chairman)
Citizenship:                     USA
Residence:                       4 East 82nd Street
                                 New York, New York 10028
                                 USA
Principal Occupation:            Director, NASCIT

Name:                            The Hon. Peregrine D E M Moncreiffe
                                 (Director)
Citizenship:                     British
Business Address:                Easter Moncreiffe
                                 Bridge of Earn

                                     Perthshire PH2 8QA
                                     Scotland
Principal Occupation:                Non-executive director

Name:                                Kristian Siem
                                     (Director)
Citizenship:                         Norwegian
Business Address:                    4/th/ Floor
                                     10 Stratton Street
                                     London W1J 8DA
                                     England
Principal Occupation:                Chairman, Aston Financial Limited

The following table sets forth certain information concerning each of the directors and executive officers of Oryx International Growth Fund Limited ("Oryx") as of the date hereof.


Name:                                Nigel Kenneth Cayzer
                                     (Chairman)
Citizenship:                         British
Business Address:                    Kinpurnie Estate
                                     Smiddy Road
                                     Newtyle
                                     Perthshire PH12 8TB
                                     Scotland
Principal Occupation:                Non-executive director

Name:                                His Excellency Salim Hassan Macki
                                     (Director)
Citizenship:                         Omani
Business Address:                    P.O. Box 4160
                                     Postal Code 112
                                     Ruwi
                                     Sultanate of Oman
Principal Occupation:                Non-executive director

Name:                                Patrick John McAfee
                                     (Director)
Citizenship:                         British
Business Address:                    Deutsche, Morgan Grenfell/6/
                                     4 Eagle Valley
                                     Power Court
                                     Ennis Kerry County
                                     Wicklow
                                     Ireland
Principal Occupation:                Company Director

Name:                                Christopher Harwood Bernard Mills
                                     (Director)
Citizenship:                         British


____________________
        6 Deutche, Morgan Grenfell is a merchant bank.

Business Address:                Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England
Principal Occupation:            Executive Director, NASCIT
                                 Executive Director, American Opportunity Trust
                                 Director, J O Hambro Capital Management

Name:                            Harald Lungershausen
                                 (Director)
Citizenship:                     German
Business Address:                Seestrasse 240
                                 P.O. Box 0802
                                 Kilchberg
                                 Zurich
                                 Switzerland
Principal Occupation:            Company Director

Name:                            Mohamed Hassan Ghurlam Habib
                                 (Director)
Citizenship:                     Omani
Business Address:                Oman National Insurance Company/7/
                                 P.O. Box 2254
                                 Postal Code 112
                                 Ruwi
                                 Sultanate of Oman
Principal Occupation:            Chief Executive, Oman National Insurance
                                 Company, SAOG

Name:                            Rupert Arthur Rees Evans
                                 (Director)
Citizenship:                     British

____________________
       7 Oman National Insurance Company is principally engaged in the insurance business.

Business Address:               Ozannes/8/
                                P.O. Box 186
                                1 Le Marchant Street
                                St. Peter Port
                                Guernsey
                                Channel Islands
Principal Occupation:           Guernsey Advocate
                                Partner, Ozanne van Leuven Perrot & Evans

Name:                           Hussan Al Nowais
Citizenship:                    United Arab Emirates
Business Address:               Emirate Holdings
                                P.O. Box 984
                                Abu Dhabi
                                United Arab Emirates
Principal Occupation:           Chairman and Managing Director, Emirate Holdings

__________________
        8 Ozannes is a law firm.

The following table sets forth certain information concerning each of the directors and executive officers of Consulta (Channel Islands) Limited ("Consulta") as of the date hereof.

Name:                            Gary Michael Brass
                                 (Director)
Citizenship:                     British
Business Address:                20 St. James's Street
                                 London SW1A 1ES
                                 England
Principal Occupation:            Managing Director, Consulta

Name:                            Jeremy Caplan
                                 (Director)
Citizenship:                     British
Business Address:                1 Britannia Place
                                 Bath Street
                                 St. Helier
                                 Jersey
                                 Channel Islands
Principal Occupation:            English Solicitor

Name:                            Barry Carroll
                                 (Director)
Citizenship:                     British
Business Address:                Management International (Guernsey) Limited/9/
                                 Bermuda House
                                 St. Julian's Avenue
                                 St. Peter Port
                                 Guernsey
                                 Channel Islands
Principal Occupation:            Managing Director, Management International
                                 (Guernsey) Limited

Name:                            Rupert Arthur Rees Evans
                                 (Director)
Citizenship:                     British

__________________
     9 Management International (Guernsey) Limited is principally engaged in the investment management business.

Business Address:                P.O. Box 186
                                 1 Le Marchant Street
                                 St. Peter Port
                                 Guernsey
                                 Channel Islands
Principal Occupation:            Guernsey Advocate
                                 Partner, Ozanne van Leuven
                                 Perrot & Evans

The following table sets forth certain information concerning each of the directors and executive officers of The Trident North Atlantic Fund ("Trident North Atlantic") as of the date hereof.

Name:                            Raymond O'Neill
                                 (Director)
Citizenship:                     Irish
Business Address:                RSM Robson Rhodes
                                 Fitzwilton House
                                 Wilton Place
                                 Dublin 2
                                 Ireland
Principal Occupation:            Partner, RSM Robson Rhodes

Name:                            Christopher Harwood Bernard Mills
                                 (Director)
Citizenship:                     British
Business Address:                J O Hambro Capital Management Limited
                                 Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England
Principal Occupation:            Executive Director, NASCIT
                                 Executive Director, American Opportunity Trust
                                 Director, J O Hambro Capital Management

Name:                            David Sargison
                                 (Director)
Citizenship:                     British
Business Address:                Caledonian Bank & Trust Limited
                                 Caledonian House
                                 George Town, Grand Cayman
                                 Cayman Islands
Principal Occupation:            Managing Director, Caledonian Bank & Trust
                                 Limited

Name:                            John Gildea
                                 (Director)
Citizenship:                     USA
Business Address:                Gildea Management Company
                                 P.O. Box 98
                                 New Canaan, Connecticut 06840
Principal Occupation:            Managing Director, Gildea Management Company

The following sets forth certain information concerning each of the directors and executive officers of The Trident European Fund ("Trident European") as of the date hereof.

Name:                            Basil Postan
                                 (Director)
Citizenship:                     British
Business Address:                J O Hambro Capital Management Limited
                                 Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England
Principal Occupation:            Director, J O Hambro Capital Management

Name:                            Raymond O'Neill
                                 (Director)
Citizenship:                     Irish
Business Address:                RSM Robson Rhodes
                                 Fitzwilton House
                                 Wilton Place
                                 Dublin 2
                                 Ireland
Principal Occupation:            Partner, RSM Robson Rhodes

Name:                            David Sargison
                                 (Director)
Citizenship:                     British
Business Address:                Caledonian Bank and Trust
                                 George Town
                                 Grand Cayman
                                 Cayman Islands
Principal Occupation:            Trust Officer

Name:                            John Gildea
                                 (Director)
Citizenship:                     USA
Business Address:                Gildea Management Company
                                 P.O. Box 98

                                 New Canaan, Connecticut  06840
                                 USA
Principal Occupation:            Managing Director, Gildea Management Company

                                 Page 36 of 36